Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2023 combines the historical audited balance sheet of Catcha as of December 31, 2023 and the historical audited consolidated statement of financial position of Crown as of December 31, 2023, giving pro forma effect to the Business Combination, financing agreements and certain other related events, collectively referred to as the “Transactions” for purpose of this section, as if the Transactions had occurred on December 31, 2023.

The following unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 combines the historical audited statement of operations of Catcha for the year ended December 31, 2023 and the historical audited consolidated statement of comprehensive loss of Crown for the year ended December 31, 2023, giving pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2023, the beginning of the period presented.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with Crown’s and Catcha’s financial statements and related notes, as applicable. The historical audited financial statements of Catcha as of and for the year ended December 31, 2023 are included in Catcha’s Annual Report on Form 10-K filed with the SEC on June 17, 2024 incorporated herein by reference. The historical audited consolidated financial statements of Crown as of and for the year ended December 31, 2023 are included as Exhibit 15.7 to this report.

Description of the Transactions

On July 9, 2024, the Business Combination was closed, pursuant to the Business Combination Agreement dated August 3, 2023. The closing of the Business Combination resulted in the following transactions:

The Merger

At the Closing of the Business Combination, (i) all the assets and liabilities of Catcha and Merger Sub vested in and became the assets and liabilities of Catcha as the surviving company, and Catcha thereafter existed as a wholly-owned subsidiary of PubCo, and (ii) each issued and outstanding security of Catcha immediately prior to the Closing were cancelled in exchange for or converted into securities of PubCo as set out below.

●	Each (a) Catcha Class A Ordinary Share issued and outstanding immediately prior to the Closing was converted into the right to receive one newly issued PubCo Ordinary Share, and (b) remaining Catcha Class B Ordinary Share issued and outstanding prior to the Closing (after the conversion of 7,350,350 Class B Ordinary Shares into an equal number if Class A Ordinary Shares by the Sponsor on May 13, 2024) was converted into the right to receive one newly issued PubCo Ordinary Share;

●	Each Catcha warrant outstanding and unexercised immediately prior to the Closing was assumed by PubCo and converted into one PubCo Warrant that entitles the holder thereof to purchase one PubCo Ordinary Share in lieu of one Catcha Class A Ordinary Share and otherwise upon substantially the same terms and conditions applicable to such Catcha warrant prior to the Closing; and

●	The single Merger Sub Ordinary Share outstanding immediately prior to the Effective Time was converted into a single ordinary share in Catcha, as the surviving company (such ordinary share being the only outstanding share in Catcha immediately following the Closing).

The Exchange

●	On July 9, 2024, subject to the terms and procedures set forth in the Business Combination Agreement, the Crown Shareholders transferred their shares of Common Stock to PubCo. In consideration for such transfer, PubCo issued to each of the Crown Shareholders its Pro Rata Share of the Exchange Consideration. The “Exchange Consideration” is a number of newly issued PubCo Ordinary Shares equal to (a) a transaction value of $600 million divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each Crown Shareholder, a fraction expressed as a percentage equal to (i) the number of shares of Common Stock held by such Crown Shareholder immediately prior to the Closing, divided by (ii) the total number of issued and outstanding shares of Common Stock immediately prior to the Closing.

Accounting for the Business Combination

The Business Combination was accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Catcha was treated as the “acquired” company for financial reporting purposes, and Crown was the accounting “acquirer.” This determination was primarily based on that Crown Shareholders held the majority of the voting power of PubCo, Crown’s operations substantially comprise the ongoing operations of PubCo, Crown’s designees comprise a majority of the governing body of PubCo, and Crown’s senior management comprises the senior management of PubCo. However, Catcha does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination was accounted for as a capital reorganization. The net assets of Catcha were stated at historical cost, with no goodwill or other intangible assets recorded. The deemed cost of the shares issued by Crown, which represents the fair value of the shares that Crown would have had to issue for the ratio of ownership interest in PubCo to be the same as if the Business Combination had taken the legal form of Crown acquiring shares of Catcha, in excess of the net assets of Catcha was accounted for as share-based compensation under IFRS 2 Share-Based Payment.

Financing Agreements and Other Related Events

April 2024 Notes

On April 30, 2024, PubCo entered into subscription agreements with certain investors with respect to convertible promissory notes issuable upon closing of the Business Combination (the “April 2024 Notes”) with an aggregate original principal amount of $1.05 million for an aggregate purchase price of $1.0 million, reflecting a 5% original issue discount.

The April 2024 Notes bear interest at an annual rate of 10% and mature on the first anniversary of the issuance of the applicable note (the date of such issuance, the “Issuance Date”). Interest on the April 2024 Notes is payable in cash or in-kind through the issuance of additional April 2024 Notes, at the option of PubCo.

The April 2024 Notes are convertible into PubCo Ordinary Shares at the option of the holder. The number of ordinary shares issuable upon conversion of the April 2024 Notes is determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”). “Conversion Amount” means the sum of (A) the portion of the principal of a note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid interest with respect to such principal of the applicable note, and (C) any other unpaid amounts, if any. “Conversion Price” means $10.00 initially at the date of issuance of the April 2024 Notes. The Conversion Price will reset to 95% of the lowest closing volume weighted average price observed over the 5 trading days immediately preceding the 270th calendar day following the Issuance Date, subject to a minimum price of $2.50 (the “Minimum Price”).

PubCo has the option to redeem the April 2024 Notes in full at any time after the Issuance Date and prior to maturity thereof upon 10 Trading Days’ (as defined in the April 2024 Notes) notice for cash at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon.

On June 13, 2024, PubCo and those certain investors to the April 2024 Notes entered into separate Note Subscription Agreement Updates to extend the date by which the subscription agreements with respect to the April 2024 Notes will terminate to July 28, 2024 if the closing of the sale of the notes has not occurred by such date.

PIPE

On May 6, 2024, PubCo and Catcha entered into a subscription agreement (the “PIPE Subscription Agreement”) for a private placement (the “PIPE”) with certain accredited investors (the “Purchaser”). Pursuant to the PIPE Subscription Agreement, at consummation of the Business Combination, the Purchaser purchased an aggregate of 176,470 PubCo Ordinary Shares, at a price per share of $8.50, representing aggregate gross proceeds of $1.5 million.

On May 14, 2024, PubCo and Catcha entered into additional subscription agreements (together with the PIPE Subscription Agreement above, the “PIPE Subscription Agreements”) for a private placements with certain accredited investor who are existing shareholders of Crown (the “Existing Shareholder Purchasers”). Pursuant to the PIPE Subscription Agreement, at consummation of the Business Combination, the Existing Shareholder Purchasers purchased an aggregate of 26,393 PubCo Ordinary Shares (together with the PubCo Ordinary Shares to be purchased by the Purchaser, the “PIPE Shares”), at a price per share of $10.00, representing aggregate gross proceeds of $263.9 thousand.

The PIPE Subscription Agreements contain customary representations and warranties of Catcha, PubCo, the Purchaser, and the Existing Shareholder Purchasers, and customary conditions to closing, as well as customary indemnification obligations. Pursuant to the PIPE Subscription Agreements, PubCo has agreed to register the resale of the PIPE Shares and is required to prepare and file a registration statement with the U.S. Securities and Exchange Commission no later than thirty days following the closing date of the Business Combination.

The closing of the PIPE Subscription Agreements took place concurrently with the closing of the Business Combination.

Securities Purchase Agreement

On June 4, 2024, PubCo entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with Helena Special Opportunities LLC (the “Investor”), an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor, providing for up to approximately USD$20.7 million in funding through a private placement for the issuance of convertible notes (the “SPA Notes”). Capitalized terms used but not defined in the description below shall have the meanings ascribed thereto in the Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, the Company will issue the SPA Notes and warrants (the “Warrants”) to the Investor across multiple tranches (the “Tranches”) consisting of an initial tranche (the “Initial Tranche”) of (i) an aggregate principal amount of $2.95 million and including an original issue discount (“OID”) of up to an aggregate of $442,500, plus Warrants to purchase a number of PubCo Ordinary Shares equal to the applicable Warrant Share Amounts (defined as 50% of the principal amount of each issued Tranche, divided by $10). The second tranche (the “Second Tranche”) consists of an aggregate principal amount of SPA Notes of up to $2.95 million and including an OID of up to $442,500 and Warrants to purchase a number of PubCo Ordinary Shares equal to the applicable Warrant Share Amounts with respect to such Tranche. The Securities Purchase Agreement contemplates up to five subsequent Tranches, each of which will be in an aggregate principal amount of SPA Notes of $2.95 million each and each including an OID of $442,500 and Warrants to purchase a number of PubCo Ordinary Shares equal to the applicable Warrant Share Amounts with respect to such Tranches. The purchase price of an SPA Note and its accompanying Warrant will be computed by subtracting the portion of the OID represented by such SPA Note from the portion of the principal amount represented by such SPA Note (a “Purchase Price”).

The Closing of the purchase of each Tranche shall be subject to certain terms and conditions, including but not limited to:

a)	Initial Tranche. Closing of the Initial Tranche was occurred on the Closing of the Business Combination

b)	The Second Tranche. Closing of the Second Tranche shall not occur prior to the date that is the earlier of (i) the date that is 90 days following the Closing Date of the Initial Tranche and (ii) such date as the Notes and Warrants issuable in such Tranche may be resold pursuant to an effective registration statement pursuant to Rule 144 under the 1933 Act.

c)	Third and Fourth Tranches.

a. Closing of each such Tranche shall be for only one Tranche of Notes having an initial aggregate Principal Amount equal to the greater of (i) $50,000 and (ii) the lesser of (x) two and one half times the median of the value of shares traded over each of the thirty (30) Trading Days preceding the Closing Day for such Tranche, and (y) $2.95 million, and

b. the Closing Date of such Tranche shall not occur prior to the date that is the earlier of (i) the date that is 90 days following the Closing Date of the previous Tranche and (ii) such date as the Company and the Investor shall mutually agree.

d)	Fifth, Sixth and Seventh Tranches. Closing of any subsequent Tranche shall occur on such date as the Company and the Investor shall mutually agree, if at all; provided that the Closing of any subsequent Tranche shall be for only one Tranche of Notes having an initial aggregate Principal Amount equal to the greater of (i) $50,000 and (ii) the lesser of (x) two and one half times the median of the value of shares traded over each of the 30 Trading Days preceding the Closing Date for such Tranche, and (y) $2.95 million.

Cohen & Company Capital Markets, a division of J.V.B Financial Group, LLC. acted as placement agent to Pubco for the facility described above.

Vendors Promissory Notes for Fee Deferrals

From June 18, 2024 to June 26, 2024, Pubco issued five convertible promissory notes to certain vendors (the “Vendors”), agreeing to defer payment for services provided (the “Convertible Vendor Notes”). The aggregate principal amount for all the Convertible Vendor Notes is approximately $5.0 million, bearing interest at 12% per annum. The Convertible Vendor Notes provides that twenty to fifty percent of the principal amount is payable within 30 days after the Closing Date, depending on Vendor. The remaining unpaid principal amount for each Convertible Vendor Note shall be increased by 20%, and payable in equal installments each quarter ending date subsequent to the Closing Date, from between one year and up to five years, depending on Vendor. If Pubco raises additional capital after Close, Pubco will use best endeavors to pay any outstanding principal under the Convertible Vendor Notes. All the Convertible Vendor Notes provide that upon occurrence of a default, at the option of the Vendor any amounts outstanding under the Convertible Vendor Note may be converted into ordinary shares at a conversion price equal to the VWAP Price: (i) on the date that is one hundred fifty (150) days following the Closing Date (the “Initial Election Date”), up to an amount equal to fifty percent (50%) of the then outstanding principal amount of this Note; and (ii) on each thirty (30) day anniversary following the Initial Election Date (each such anniversary together with the Initial Election Date, each, an “Election Date”) up to an additional ten percent (10%) of the then outstanding principal amount of the Vendor Note (collectively, the “Conversion Rights”); provided that (i) the foregoing calculation of the aggregate amount available to be converted into Shares pursuant to the Conversion Rights assumes that there has been no prior payment of the principal of the Convertible Vendor Note and (ii) any amounts that were otherwise available to be converted pursuant to the Conversion Rights on an Election Date that were not so converted shall remain available for conversion pursuant to the Conversion Rights on subsequent Election Dates until so converted. A default is constituted in the event of (i) failure by Pubco to pay any portions of the principal amount within five (5) business days after the dates specified in the Convertible Vendor Notes or issue shares pursuant to the Vendor Notes, if so, elected by the Vendor; (ii) voluntary bankruptcy; and (iii) involuntary bankruptcy. In addition, on July 9, 2024, PubCo also issued promissory notes (the “Promissory Notes”) in an aggregate principal amount of $3.5 million to another Service Provider to Crown and Catcha, with such amounts representing deferrals of fees owed thereto. Such Promissory Notes bear interest at a rate of 12% per annum, payable quarterly, subject to Crown’s option to defer 50% thereof as paid-in-kind, with principal due thereunder payable at maturity on the 18-month anniversary of the issuance thereof. There is no conversion feature provided for under such Promissory Notes.

CCM Amendment Agreement

On June 25, 2024, Cohen & Company Capital Markets division (“CCM”), Catcha and PubCo entered into an Amendment (“CCM Amendment”) to the Engagement Letter, which was originally entered into between CCM and Catcha on May 18, 2023. Nothing was recorded by Catcha yet on its historical audited financials statements for the year ended December 31, 2023 under the original Engagement Letter. Pursuant to the CCM Amendment, the fees contemplated in the Engagement Letter were amended as follows:

●	$100,000 paid in full in U.S. dollars simultaneously with the closing of the Business Combination;

●	$100,000 paid in full in U.S. dollars simultaneously with the funding of the second tranche of funding pursuant to the Securities Purchase Agreement with Helena Special Opportunities LLC described above;

●	350,000 ordinary shares of Pubco, which was satisfied by Sponsor on behalf of PubCo within the aggregate of 1,900,000 of such transfers to Service Providers described above; and

●	Issuance by PubCo to CCM at the closing of the Business Combination of a Promissory Note in the principal amount of $1,000,000, which shall be convertible at CCM’s election beginning six months following closing of the Business Combination. The conversion price shall equal the lessor of (x) the 5 VWAP trading days ending on the VWAP trading day immediately preceding the applicable conversion and (y) 95% of the previous trading day closing price of PubCo Ordinary Shares. Upon the second anniversary of issuance, all remaining amounts due under the note shall convert into PubCo Ordinary Shares

Polar Convertible Promissory Notes

On July 8, 2024, PubCo, Catcha, Sponsor and Polar Multi-Strategy Master Fund (“Polar”) entered into an Amendment (the “March Amendment”) to the March 2023 Subscription Agreement, which was originally entered into between Catcha, Sponsor and Polar, pursuant to which Polar provided $300,000 to Catcha (the “March Capital Contribution”) for working capital purposes.

Pursuant to this Amendment, PubCo, Catcha and the Sponsor jointly and severally, agreed to promptly repay, as a return of capital, an amount equal to the March Capital Contribution funded by Polar to Catcha within five (5) business days of the Closing of the Business Combination, by:

A.	Issuance of a convertible promissory note by the Company in favor of Polar or its nominee, with consideration for such note equal to 50% of the March Capital Contribution; and

B.	Payment in cash in U.S. Dollars equal to 50% of the March Capital Contribution.

On July 8, 2024, PubCo, Catcha, Sponsor and Polar entered into an Amendment (the “October Amendment”) to the October 2023 Subscription Agreement, which was originally entered into between Catcha, Sponsor and Polar, pursuant to which Polar provided $750,000 to Catcha (the “October Capital Contribution”) for working capital purposes.

Pursuant to this Amendment, PubCo, Catcha and the Sponsor jointly and severally, agreed to promptly repay, as a return of capital, an amount equal to the October Capital Contribution funded by Polar to Catcha within five (5) business days of the Closing of the Business Combination, by:

A.	Issuance of a convertible promissory note by the Company in favor of Polar or its nominee, with consideration for such note equal to 50% of the October Capital Contribution; and

B.	Payment in cash in U.S. Dollars equal to 50% of the October Capital Contribution.

On July 8, 2024, PubCo and Polar entered into a Securities Purchase Agreement, pursuant to which PubCo shall issue Promissory Notes for an aggregate purchase price of up to $525,000, divided into two separate notes, with an aggregate principal amount of $583,334, reflecting original issue discount of 10%. The issuance of such Promissory Notes was in satisfaction of 50% of the payment due upon the Closing of the Business Combination under the March Amendment and the October Amendment, as described above, with no additional amount paid by Polar.

Founder Share Transfers

On July 8, 2024, Sponsor transferred an aggregate of 6,511,627 Catcha Class A Ordinary Shares to third parties who provided financing in connection with the Business Combination, Transaction Expense Reduction as well as settlement of liabilities, including on behalf of Crown. This includes including 1,500,000 Catcha Class A Ordinary Shares as commitment shares to the Investor in consideration for its entry into the Securities Purchase Agreement described above, 1,900,000 Catcha Class A Ordinary Shares to Service Providers to Catcha in partial consideration for the Transaction Expense Reduction, including fee deferrals, and 3,111,627 Catcha Class A Ordinary Shares to certain investors in consideration for providing financing to Crown and Catcha, including providing the Transferred Collateral securing the Securities Lending Agreement described above, and settlement of certain liabilities. The Catcha Class A Ordinary Shares were exchanged for PubCo Ordinary Shares in the Business Combination, in a transaction registered under the Securities Act of 1933, as amended pursuant to PubCo’s Registration Statement on Form F-4 declared effective by the Securities and Exchange Commission on February 14, 2024 (File No. 333-274832) and, accordingly, may be freely transferred without restrictions under the Securities Act by the recipients thereof. The agreements with certain of the Service Providers provide that, if the Service Provider sells the Service Provider Shares for proceeds equal to or greater than an agreed upon amount, then such Service Provider shall return any remaining Service Provider Shares to Sponsor.

Non-Redemption Agreements

On June 20, 2024, Catcha entered into non-redemption agreements (the “Non-Redemption Agreements”) with one or more investors (each, a “Backstop Investor”), each acting on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by each such Backstop Investor or its affiliates. Pursuant to the Non-Redemption Agreements, the Backstop Investors agreed that, on or prior to closing of the Business Combination, the Backstop Investors will rescind or reverse their previous election to redeem an aggregate of up to approximately 800,000 Catcha ordinary shares (the “Backstop Shares”), which redemption requests were made in connection with Catcha’s extraordinary general meeting of shareholders held on June 12, 2024. Upon consummation of the Business Combination, Catcha paid or caused to be paid to each Backstop Investor a payment in respect of its respective Backstop Shares in cash released from Catcha’s trust account in an amount equal to the product of (x) the number of Backstop Shares and (y) $2.075, which is equal to (A) the price per share for a pro rata portion of the amount on deposit in the trust account, less (B) $9.50. As a result, Catcha paid $11,717 to the Backstop Investor for agreeing not to redeem 5,486 Backstop Shares at the Closing of the Transactions.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and is for informational purposes only.

The following table sets out the share ownership of PubCo following the Closing(1):

	Ownership in Shares	%
Crown Shareholders	60,000,000	87.0%
Catcha Public Shareholders(2)	226,521	0.3%
Catcha Sponsor and Founders	838,723	1.2%
Polar	1,050,000	1.5%
SPA Notes Investor	1,500,000	2.2%
Service Providers	1,900,000	2.8%
PIPE Investors	202,863	0.3%
Others(3)	3,261,277	4.7%
Total	68,979,384	100.0%

(1)	Does not give effect to the issuance of any shares issuable upon the exercise or conversion of warrants (including any private placement warrants that may be issued to the Sponsor upon its election upon conversion of the Working Capital Loan and the Extension Note or the SPA warrants).

(2)	Reflects the redemption of 641,303 Class A Ordinary Shares in February 2024, the redemption of 208,674 Class A Ordinary Shares in May 2024, and the redemption of 1,138,361 Class A Ordinary Shares in July 2024.

(3)	It includes Class A Ordinary Shares distributed to certain investors in consideration for providing financing to Crown and Catcha and to meet the roundlot requirements.

Unaudited Pro Forma Condensed Combined Statement of Financial Position
DECEMBER 31, 2023
(In thousands)

	Crown (IFRS, Historical)	Catcha (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Non-current assets
Non-current financial assets	$242,360	$—	$—	$—		$242,360
Cash and marketable securities held in Trust Account	—	24,782	—	(22,891)	A	—
				(2,636)	B
				446	I
				299	K

Total non-current assets	242,360	24,782	—	(24,782)		242,360

Current assets
Cash and cash equivalents	88	31	—	2,636	B	5,607
				(2,166)	C
				541	L
				(525)	N
				1,000	P
				2,250	Q
				1,764	R
				(12)	S
Current financial assets	4,228	—	—	—		4,228
Note receivable, net of original issuance discount	—	750	—	(750)	O	—
Derivative asset – Note Receivable, at fair value	—	2,689	—	(2,689)	O	—
Other current assets	418	10	—	630	C	1,058
Total current assets	4,734	3,480	—	2,679		10,893
Total assets	$247,094	$28,262	$—	$(22,103)		$253,253

EQUITY (DEFICIT) AND LIABILITIES
Equity
Crown share capital	$190	$—	$—	$(190)	D	$—
PubCo ordinary shares	—	—	—	6	D	7
				—	F
				1	H
				—	N
				—	R
Catcha Class A ordinary shares	—	—	—	—		—

Unaudited Pro Forma Condensed Combined Statement of Financial Position — (Continued)
December 31, 2023
(In thousands)

	Crown (IFRS, Historical)	Catch (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
Catcha Class B ordinary shares	—	1	—	(1)	H	—
Share premium	231,891	—	—	(545)	C	322,553
				184	D
				(14,330)	E
				2,636	F
				80,924	G
				3,500	J
				112	K
				196	L
				1,630	M
				14,591	Q
				1,764	R

Other capital reserves	12,341	—	—	—		12,341
Accumulated deficit	(23,415)	(9,969)	—	(2,259)	C	(118,135)
				14,330	E
				(80,924)	G
				—	I
				(4,579)	J
				(299)	K
				1,900	N
				204	O
				(13,112)	Q
				(12)	S
Cumulative translation differences	1,684	—	—	—		1,684
Non-controlling interest	(88)	—	—	—		(88)
Total equity (deficit)	222,603	(9,968)	—	5,727		218,362
Non-current liabilities
Non-current interest-bearing liabilities	1,223	—	—	—		1,223
Non-current lease liabilities	32	—	—	—		32
Provisions	4,758	—	—	—		4,758
Warrant liability	—	622	—	70	M	692
Total non-current liabilities	6,013	622	—	70		6,705

Current liabilities
Current interest-bearing liabilities	2,166	—	—	(954)	O	1,212
Current lease liabilities	13	—	—	—		13
Trade payables	5,038	—	5,778	(7,955)	C	2,861
Provisions	10,511	—	—	—		10,511
Other current liabilities	750	—	—	—		750
Class A ordinary shares subject to possible redemption	—	—	24,782	(22,891)	A	—
				(2,636)	F
				446	I
				299	K
Capital contribution note, at fair value	—	2,200	—	(2,200)	N	—
Working capital loan, at fair value	—	676	—	345	L	—
				(1,021)	M
Note payable, net of original issuance discount	—	750	—	(750)	N	—
Derivative Liability - Note Payable, at fair value	—	2,689	—	(2,689)	O	—
Promissory note – related party, at fair value	—	492	—	187	K	—
				(679)	M
April 2024 Notes	—	—	—	1,000	P	1,000
SPA Notes	—	—	—	—	Q	—
SPA Notes - derivative liability	—	—	—	771	Q	771
Polar convertible promissory notes	—	—	—	372	N	372
Polar convertible promissory notes – derivative liability	—	—	—	153	N	153
CCM convertible promissory notes	—	—	—	—	J	—
CCM convertible promissory notes – derivative liability	—	—	—	1,079	J	1,079
Vendor promissory notes	—	—	—	3,500	C	3,500
Vendor promissory notes – derivative liability	—	—	—	5,723	C	5,723
Due to related party	—	241	—	—		241
Accounts payable and accrued expenses	—	5,778	(5,778)	—		—
Total current liabilities	18,478	12,826	24,782	(27,900)		28,186
Total liabilities	24,491	13,448	24,782	(27,830)		34,891

Commitments and Contingencies
Class A ordinary shares subject to possible redemption	—	24,782	(24,782)	—		—

Total equity (deficit) and liabilities	$247,094	$28,262	$—	$(22,103)		$253,253

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss
For the Year ended December 31, 2023
(In thousands, except per share data)

	Crown (IFRS, Historical)	Catcha (US GAAP, Historical)	IFRS Conversion and presentation alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$—	$—	$—		$—
Employee benefit expenses	(1,780)	—	—	—		(1,780)
Transaction listing cost	—	—	—	(80,924)	BB	(100,886)
	—	—	—	(19,962)	DD	—
Other operating expenses	(9,806)	—	(6,742)	(105)	CC	(16,533)
				120	EE
Formation and operating costs	—	(6,742)	6,742	—		—

Operating loss	(11,586)	(6,742)	—	(100,871)		(119,199)

Finance expenses	(751)	—	—	204	GG	(9,530)
				(158)	HH
				(3,245)	KK
				(4,730)	MM
				(580)	NN
				(270)	OO

Finance income	8,163	—	2,775	(2,775)	AA	8,163
Interest income – note receivable, net of original issuance discount	—	750	—	(750)	FF	—
Interest expense – note payable, net of original issuance discount	—	(750)	—	750	FF	—
Gain on initial recognition of Derivative Asset – Note Receivable	—	1,918	—	(1,918)	FF	—
Change in fair value of Derivative Asset – Note Receivable	—	22	—	(22)	FF	—
Loss on initial recognition of fair value of Derivative Asset – Note Payable	—	(1,918)	—	1,918	FF	—
Change in fair value of Derivative Liability – Note Payable	—	(22)	—	22	FF	—
Exercise of fair value of capital contribution note over proceeds at issuance	—	(1,060)	—	—		(1,060)
Other income attributable to derecognitioon of deferred underwriting fee allocated to offering costs	—	483	—	—		483
Change in fair value of convertible promissory notes	—	(118)	—	118	FF	—
Change in fair value of Working Capital Loan	—	(133)	—	133	FF	—
Change in fair value of capital contribution note	—	(841)	—	841	FF	—
Change in fair value of warrant liabilities	—	(553)	—	(68)	LL	(621)
Other income attributable to the derecognition of the Polar investment	—	—	—	1,900	JJ	1,900
Interest income on marketable securities held in Trust Account	—	2,775	(2,775)	—		—

Loss before income tax	(4,174)	(6,189)	—	(109,501)		(119,864)
Income tax benefit	—	—	—	—		—
Net loss	(4,174)	(6,189)	—	(109,501)		(119,864)
Non-controlling interest	(4)	—	—	—		(4)
Net loss attributable to controlling interest	$(4,170)	$(6,189)	$—	$(109,501)		$(119,860)

Weighted average number of shares outstanding – basic and diluted	80,681,000
Net loss per share – basic and diluted	$(0.05)
Weighted average shares outstanding, redeemable Class A ordinary shares		5,792,672
Basic and diluted net loss per share, redeemable Class A ordinary shares		$(0.47)
Weighted average shares outstanding, non-redeemable Class A and Class B ordinary shares		7,500,000
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares		$(0.47)
Pro forma weighted average shares outstanding – basic and diluted						68,979,384
Pro forma net loss per share – basic and diluted						$(1.74)

See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of the presentation

The accompanying unaudited pro forma condensed combined statement of financial position as of December 31, 2023 combines the historical audited balance sheet of Catcha as of December 31, 2023 and the historical audited consolidated statement of financial position of Crown as of December 31, 2023, giving pro forma effect to the Transactions as if the Transactions had occurred on December 31, 2023.

The accompanying unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023 combines the historical audited statement of operations of Catcha for the year ended December 31, 2023 and the historical audited consolidated statement of comprehensive loss of Crown for the year ended December 31, 2023, giving pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2023, the beginning of the period presented.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023, has been derived from:

●	the historical audited financial statements of Catcha as of December 31, 2023, and the related notes thereto included elsewhere in this prospectus; and

●	the historical audited consolidated financial statements of Crown as of December 31, 2023, and the related notes thereto included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2023, has been derived from:

●	the historical audited financial statements of Catcha for the year ended December 31, 2023, and the related notes thereto included elsewhere in this prospectus; and

●	the historical audited consolidated financial statements of Crown for the year ended December 31, 2023, and the related notes thereto included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements do not necessarily reflect what the PubCo financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the PubCo. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with Catcha’s financial statements and related notes, and “Catcha’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Catcha’s Annual Report on Form 10-K filed with the SEC on June 17, 2024 incorporated herein by reference, and Crown’s financial statements and related notes, and “Crown’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included as exhibits in this report.

The historical financial statements of Crown have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”)   as issued by the IASB or IAS 34, as appropriate, and in its presentation currency of the U.S. dollar (“USD” or “$”). The historical financial statements of Catcha have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in its presentation currency of the U.S. dollar (“USD” or “$”). The unaudited pro forma condensed combined financial information reflects IFRS, as issued by the IASB and in USD, the basis of accounting used by PubCo and except for the reclassification of the Catcha Class A Ordinary Shares subject to redemption to non-current liabilities, no other material accounting policy difference is identified in converting Catcha’s historical financial statements to IFRS. Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Catcha’s historical financial information in accordance with the presentation of Crown’s historical financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of PubCo after giving effect to the Transactions.

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Crown has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the accompanying unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Transactions as described below.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that PubCo will experience.

2. Conversion and Reclassification of Catcha’s Financial Statement

The historical financial information of Catcha has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB or IAS 34, as appropriate, for the purposes of the unaudited pro forma condensed combined financial information. One adjustment required to convert Catcha’s balance sheet from GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Catcha Class A Ordinary Shares subject to redemption to current financial liabilities under IFRS 2, as shareholders have the right to require Catcha to redeem the Class A Ordinary Shares and Catcha has an irrevocable obligation to deliver cash or another financial instrument for such redemption. Under US GAAP, the Catcha Class A Ordinary Shares subject to redemption are classified as temporary equity.

Catcha’s warrants are considered to be derivative financial instruments that are accounted for as liabilities under both US GAAP and IFRS, and as such, no adjustment is required. Upon completion of the Transactions, the warrants are expected to remain liability classified.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Catcha historical financial information in accordance with the presentation of Crown’s historical financial information.

3. Adjustments to Unaudited pro forma Condensed Combined Statement of Financial Position as of December 31, 2023.

The Transaction Accounting Adjustments are as follows.

A.	Reflects (i) the redemption of 641,303 Public Shares at approximately $11.29 per share in an aggregate redemption payment of $7.2 million in February 2024, (ii) the redemption of 208,674 Public Shares at approximately $11.52 per share in an aggregate redemption payment of $2.4 million in May 2024, and (iii) the redemption of 1,138,361 Public Shares at approximately $11.64 per share in an aggregate redemption payment of $13.2 million in July 2024.

B.	Reflects the liquidation and reclassification of approximately $2.6 million of funds held in the Trust Account to cash and bank balances that becomes available following the Transactions, after including interest earned in trust and extension deposits made in trust through July 9, 2024.

C.	Represents preliminary estimated transaction costs expected to be incurred by Catcha and Crown of approximately $14.9 million for legal, accounting, underwriting, due diligence and printing fees incurred as part of the Transactions.

For the Catcha transaction costs of $7.3 million, $5.2 million have been accrued and $0.2 million have been paid as of the pro forma statement of financial position date and $0.6 million are recorded as prepayment for a director and officer (“D&O”) insurance policy for a six year term. The remaining amount of $1.3 million is reflected as an adjustment to accumulated losses.

For the Crown transaction costs of $7.6 million, $3.6 million have been accrued and $2.3 million have been paid as of the pro forma statement of financial position date and the amount of $1.5 million is included as an adjustment to additional paid-in capital for transaction cost allocated to the new share issuance and $0.2 million as an adjustment to accumulated losses for transaction cost allocated to the listing expense.

It also reflects the Vendor Promissory Notes issued by Pubco for the vendors agreeing to defer payment for services provided and shares transferred to certain service providers by the Sponsor in partial consideration for the Transaction Expense Reduction.

As a result, a total of $2.2 million was paid in cash, $8.0 million payables were reversed, and vendors promissory notes in an aggregate principal amount of $8.5 million was recognized. In connection with the recognition of the Convertible Vendor Notes in an aggregate principal amount of $5.0 million, a derivative with fair value of $5.7 million was recognized as debt discount of $5.0 million and expenses of $0.7 million in the pro forma financial statements. In connection with the shares transferred to certain service providers by the Sponsor, a total of $1.0 million was recorded as contributed capital.

D.	Represents the Exchange of outstanding shares of common stock into 60,000,000 ordinary shares upon the Closing of the Transactions and the reverse recapitalization of Crown.

E.	Represents the elimination of Catcha’s historical accumulated losses after recording (1) the transaction costs to be incurred by Catcha as described in (C) above, (2) the advisory service fees as described in (J) below, (3) the accretion to shares subject to possible redemption as described in (K) below, (4) the issuance of shares to Polar as described in (N) below, and (5) the payment to the Backstop Investor as described in (S) below.

F.	Represents the reclassification of 226,521 shares of Catcha Class A Ordinary Shares subject to possible redemption to permanent equity since such shares are no longer subject to redemption upon the Closing of the Transactions.

G.	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by Crown and the fair value of Catcha’s identifiable net assets at the Closing the Transactions, resulting in a $80.9 million increase to accumulated loss. The fair value of shares issued was based on a market price of $8.90 (as of July 9, 2024).

	Shares	(in 000s)
Catcha shareholders
IPO shareholders, after all redemptions	226,521
PIPE shareholders	202,863
Sponsor, service providers, SPA Notes Investor, and others	7,500,000
Polar	1,050,000
	8,979,384
Deemed cost of shares to be issued to Catcha shareholders		$79,917
IFRS Net assets of Catcha as of December 31, 2023		(9,968)
Less: Catcha transaction costs, net		(395)
Less: Extension trust deposits		(187)
Add: working capital note		196
Add: repayment of Polar investment with shares		1,900
Add: Release of redeemable Class A Ordinary Shares		2,636
Add: conversion of the Working Capital Loan and the Extension Note into warrants		1,630
Less: issuance of convertible promissory notes to CCM		(1,079)
Less: payment to the Backstop Investor		(12)
Add: issuance of commitment shares and warrants to SPA Notes Investor		2,508
Add: issuance of PIPE shares		1,764

Adjusted net assets (liabilities) of Catcha as of December 31, 2023		(1,007)
Difference – being IFRS 2 charge for listing services		$80,924

H.	Reflects the conversion of 7,500,000 Class B Ordinary Shares into PubCo Ordinary Shares on a one-for-one basis.

I.	Records interest earned in the Trust Account subsequent to December 31, 2023 through July 9, 2024, net of amounts paid out to redeeming shareholders.

J.	Reflects the transfer of 350,000 shares to CCM by Sponsor for advisory services valued at $10.00 per share, and the issuance of convertible promissory notes to CCM in principal amount of $1.0 million.

K.	Reflects the additional borrowings subsequent to December 31, 2023 through to July 9, 2024 in a form of a promissory note in order to fund the extension payments into the Trust Account, and the accretion to the Catcha ordinary shares subject to possible redemption.

L.	Reflects the additional borrowings subsequent to December 31, 2023 through to July 9, 2024 in a form of a working capital note in order to fund Catcha’s working capital needs.

M.	Reflects the conversion of all outstanding Working Capital Loan and the Extension Note into warrants at the Closing of the Transactions. The fair value of the warrant liabilities was based on a market price of $0.0375 (as of July 9, 2024).

N.	Reflects the issuance of an aggregate of 1,050,000 Ordinary Shares to Polar at the Closing of the Transactions and the settlement of Polar investment by issuance of convertible promissory notes with total principal value equal to $0.6 million, and (2) payment in cash equal to $0.5 million.

O.	Reflects the elimination of an intercompany transaction (the Promissory Note between Catcha and Crown, whereby Catcha provided a loan in the principal amount of $750,000 to Crown) upon the Closing of the Transactions.

P.	Reflects the issuance of the April 2024 Notes.

Q.	Reflects the issuance of the SPA Notes. The conversion option which provides for settlement of the SPA Notes, at the option of the payee, meets the definition of a derivative under IAS 32/IFRS 9. The pro forma estimated fair value of the derivative was determined with a Monte Carlo simulation.

R.	Reflects the receipt of cash proceeds of $1.8 million from issuance of the PIPE shares.

S.	Reflects the cash payment to the Backstop Investor for agreeing not to redeem 5,486 Catcha’s Class A Ordinary Shares pursuant to the Non-Redemption Agreements.

4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Profit or Loss for the Year Ended December 31, 2023

The Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.	Represents $80.9 million of expense recognized, in accordance with IFRS 2, for the difference between the deemed costs of the shares issued by Crown and the fair value of Catcha’s identifiable net assets, as described in (G) above. This cost is a nonrecurring item.

CC.	Reflects the annual amortization of the D&O insurance described in adjustment (C) above.

DD.	Reflects the incremental transaction cost, listing cost, and one-term charge expenses as per (C), (J) (Q) and (S) above.

EE.	Reflects the elimination of administrative service fees that will no longer be payable upon the Closing.

FF.	Reflects the elimination of the change in fair value of notes after giving effect to the conversion/repayment of the notes as if it had occurred on January 1, 2023.

GG.	Reflects the elimination of intercompany transactions.

HH.	Reflects the interest expense accrued on the April 2024 Notes and the amortization of debt discount assuming the Transactions had closed on January 1, 2023.

JJ.	Reflects income recognized in connection with the issuance of shares to Polar and the settlement of Polar investment as per (N) above.

KK.	Reflects the interest expense accrued on the SPA Notes and the amortization of debt discount assuming the Transactions had closed on January 1, 2023.

LL.	Reflects the change in fair value of the warrants after giving effect to the conversion of all outstanding Working Capital Loan and the Extension Note into warrants as if it had occurred on January 1, 2023.

MM.	Reflects the interest expense accrued on the vendor promissory notes and the amortization of debt discount assuming the Transactions had closed on January 1, 2023.

NN.	Reflects the interest expense accrued on the CCM convertible promissory notes and the amortization of debt discount assuming the Transactions had closed on January 1, 2023.

OO.	Reflects the interest expense accrued on the Polar convertible promissory notes and the amortization of debt discount assuming the Transactions had closed on January 1, 2023.

5. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2023. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Transactions have been outstanding for the entire period presented. Any potential dilutive securities have been excluded from the calculation of diluted net loss per share given that their effects would be anti-dilutive.

For the year ended December 31, 2023
Weighted average shares outstanding – basic and diluted
Crown Shareholders	60,000,000
Catcha Public Shareholders	226,521
Catcha Sponsor and Founders	838,723
Polar	1,050,000
SPA Notes Investor	1,500,000
Service Providers	1,900,000
PIPE Investors	202,863
Others	3,261,277
Total	68,979,384